

January 12, 2011

Chris Yun Sang So
Chief Executive Officer
Greatmat Technology Corp.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

> **RE:** **Greatmat Technology Corp.**
> **Current Report on Form 8-K**
> **Filed November 3, 2010**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed October 6, 2010**
> **File No. 000-53481**

Dear Mr. So:

We have completed our review of your current report on Form 8-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Shafer, Esq.
       The Crone Law Group (via facsimile to (415-955-8910)